Exhibit 99.1

ETORO REPORTS THIRD QUARTER 2026 RESULTS

Funded accounts grew by 18% year-over-year to 4.39 million

Announced $250 million share repurchase program

New York – November 10th, 2026 – etoro Group Ltd. (“etoro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, today announced financial results for the third quarter ended September 30, 2026.

“This quarter we launched the new eToro app, built from the ground up with AI at its core, enabling us to ship products faster to our global community,” said Yoni Assia, Co-Founder and CEO of eToro.

“As markets move on chain and trading becomes 24/7, we continue to expand round-the-clock trading across more assets. Now we are taking it into the agentic era, combining the collective intelligence of our community with AI and advanced tools. The goal is simple: give every investor more ways to navigate markets, discover opportunities and generate higher returns.”

“We delivered continued growth in our user base, with funded accounts up 18% year-over-year to 4.39 million and assets under administration of $20.8 billion. Capital markets net contribution increased 21% year over year, while crypto activity sequentially recovered. Our strong balance sheet and cash generation allow us to continue investing selectively in the platform, pursue strategic opportunities and return capital to shareholders through the $250 million share repurchase program,” said Meron Shani, etoro’s CFO.

Third Quarter 2026 Financial and Product Highlights1

●	Net contribution decreased by 13% year-over-year to $186 million, compared to $215 million in the third quarter of 2025, driven primarily by decreased crypto trading activity.

●	Net income (GAAP) decreased by 74% year-over-year to $15 million, compared to $57 million in the third quarter of 2025.

●	Adjusted Net Income (non-GAAP) decreased by 60% year-over-year to $24 million, compared to $60 million in the third quarter of 2025.

●	Adjusted EBITDA (non-GAAP) decreased by 56% year-over-year to $34 million, compared to $78 million in the third quarter of 2025.

●	Diluted EPS (GAAP) was $0.14, compared to $0.53 in the third quarter of 2025.

●	Adjusted Diluted EPS (non-GAAP) was $0.26, compared to $0.60 in the third quarter of 2025.

●	Funded Accounts increased 18% year-over-year to 4.39 million, compared to 3.73 million in the third quarter of 2025. This was driven primarily by strength in user acquisition and retention efforts.

●	Assets under Administration were flat year-over-year at $20.8 billion.

●	Cash, Cash Equivalents and Short Term Investments were $1.2 billion as of September 30, 2026.

October KPI metrics2

etoro also reported the below selected monthly business metrics for October 2026:

●	Assets under Administration (AUA) were $19.2 billion, down 6% year-over-year.

●	Funded Accounts were 4.42 million, up 18% year-over-year.

1	See “Non-GAAP Financial Metrics and Key Performance Indicators” below for additional information and a reconciliation to GAAP for all Non-GAAP financial metrics. Adjusted EBITDA margin is based on net contribution.

[2]	Numbers may not sum up due to rounding; percentage changes based on unrounded data.

●	Capital Markets/ECC Activity

o	Total number of trades for October was 48.2 million, down 22% year-over-year;

o	Invested amount per trade for October was $184, down 49% year-over-year;

●	Crypto Activity

o	Total number of trades for October was 2.0 million, down 62% year-over-year;

o	Invested amount per trade for October was $228, down 29% year-over-year;

●	Interest Earning Assets for October was $7.0 billion, down 20% year-over-year.

●	Total Money Transfers for October was $1.1 billion, down 21% year-over-year.

Business Highlights

The quarter saw continued progress across each of etoro’s four strategic pillars.

Trading: etoro continued to expand its trading proposition with Edge, its desktop experience for more active traders, bringing professional-grade charting, analytics and order tools into a customizable workspace. etoro also expanded 24/7 trading across additional assets, while buying-power adoption tripled quarter-over-quarter, giving eligible users greater flexibility to deploy their capital using margin.

Investing: Users engaged in API and agentic trading increased 250% quarter-over-quarter. New connectors to Claude, ChatGPT and Grok allow users to connect their own AI agents to etoro, while the App Store now offers more than 250 active apps. Tori is evolving into a more proactive investing layer, helping users understand and manage their portfolios and, over time, take action within the objectives and controls they set.

Wealth Management: Alpha Portfolios, which leverage etoro’s proprietary retail investor data via AI-driven strategies, continued to grow, while Copy Trading reached $2.4 billion AUM. Agent Portfolios, which enable users to connect AI agents to a sub-account within their portfolio, also continued to gain momentum. etoro launched 26 Smart Portfolios in the U.S.

Neo-banking: etoro continued to expand the ways users can move, manage and invest their money across traditional and digital finance. The number of debit cards issued across Europe continued to increase, while etoro continued to develop local payment and wallet capabilities.

Acquisitions: etoro agreed to acquire LB Finanzas, a leading digital investment and payments platform in Argentina. This acquisition strengthens the Company’s geographical reach to Latin America, an area which is currently experiencing rapid growth in retail participation.

Share Repurchase Program

etoro today announced that its Board of Directors has authorized a share repurchase program of up to $250 million. Such repurchases may be made through a variety of methods, including through open market transactions (including through Rule 10b5-1 plans), privately negotiated transactions, block trades and by way of an accelerated share repurchase program. This authorization reflects the Company’s confidence in its long-term strategy and growth prospects, financial strength, and commitment to deliver shareholder value. etoro believes that its current share price does not fully reflect the Company’s fundamental value, and that repurchasing shares represents a prudent allocation of capital. The program is also intended to provide additional flexibility to support potential future strategic initiatives, including mergers and acquisitions, where etoro shares could serve as an effective transaction currency. The actual timing, number, manner and value of any shares repurchased will depend on several factors, including the market price of our shares, general market and economic conditions, our liquidity requirements, applicable legal requirements and other business considerations.

Conference Call and Livestream Information

etoro will host a video call to discuss its results at 5:30 a.m PT / 8:30 a.m ET today, November 10, 2026. The video call can be accessed at investors.etoro.com, along with this earnings press release and accompanying slide presentation. The event will also be live streamed to etoro’s YouTube and X.com official channels.

Contact

Media Relations - pr@etoro.com

Investor Relations - investors@etoro.com

About etoro

etoro is the platform where you can trade, invest, save and spend. Founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way, we’ve built a regulated, Nasdaq-listed platform used by millions of people in 75 countries. We believe there is power in shared knowledge. By combining the collective intelligence of our community with AI-powered tools, we’ve created a collaborative investment community designed to help you grow your knowledge and wealth. On etoro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, copy other investors, or invest with an AI agent. Visit our media center for our latest news.

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ETORO GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30	December 31
	2026	2025
	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	881,327	1,072,641
Restricted cash	687	329
Short-term investment	342,134	202,688
Counterparties	284,188	249,055
Cryptoassets	76,857	62,606
Receivable from omnibus accounts	9,936	26,820
Other receivables and prepaid expenses	67,566	61,299
	1,662,695	1,675,438
Non-current assets:
Restricted cash	16,000	11,688
Right of use assets	25,062	41,873
Property and equipment, net	8,741	7,361
Goodwill and other intangible assets, net	64,316	43,211
Other long-term assets	22,220	–
Deferred taxes	7,130	11,776
	143,469	115,909

Total Assets	1,806,164	1,791,347

Liabilities and equities
Current liabilities:
Accounts payable	5,143	4,435
Current maturities of long-term lease liabilities	6,323	5,978
Short Term Liabilities	7,586	8,994
Payable to users	124,786	107,830
Accrued expenses and other payables	243,994	215,414
	387,832	342,651
Non-current liabilities:
Employee benefit liabilities, net	985	962
Other long-term liabilities	3,000	–
Long-term lease liabilities	26,653	48,485
Deferred taxes liabilities	4,163	4,659
	34,801	54,106
Equity attributable to equity holders of the company:
Common share premium	1,306,405	1,273,894
Treasury shares	(252,163)	(62,085)
Advanced Investment Agreement	9,091	9,091
Other capital reserve	1,034	5,441
Retained Earnings (Accumulated deficit)	319,164	168,249
	1,383,531	1,394,590
Total liabilities and equity	1,806,164	1,791,347

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue and income:
Net trading income from equities, commodities and currencies	88,491	72,865	395,721	283,744
Revenue from cryptoassets	1,348,390	3,966,518	4,847,894	9,382,110
Net trading income (loss) from cryptoassets derivatives	(30,894)	(18,395)	22,204	50,249
Net interest income from users	49,953	58,850	145,734	155,342
Currency conversion and other income	20,871	24,287	79,910	70,701
Other interest income	9,398	9,410	27,000	21,005
Total revenue and income	1,486,209	4,113,535	5,518,463	9,963,151

Costs:
Cost of revenue from cryptoassets	1,289,190	3,889,146	4,813,918	9,295,088
Margin interest expense	10,720	9,785	30,693	26,461
Research and development	42,110	37,906	117,030	113,380
Selling and marketing	68,142	47,901	198,861	161,701
General, administrative and operating costs	51,092	57,434	169,487	183,206
Finance and other expenses, net	6,039	2,559	6,866	8,351
Total costs	1,467,293	4,044,731	5,336,855	9,788,187

Income before taxes on income	18,916	68,804	181,608	174,964
Taxes on income	3,886	11,987	30,694	28,010
Net income	15,030	56,817	150,914	146,954

Other comprehensive income (loss) net:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges, net of tax	(2,799)	(1,212)	(4,407)	3,752
Other comprehensive income (loss) for the period, net of tax	(2,799)	(1,212)	(4,407)	3,752

Total comprehensive income	12,231	55,605	146,507	150,706

Basic net income per share	0.18	0.66	1.83	1.78
Diluted net income per share	0.14	0.53	1.59	1.55

Weighted-average shares of common shares used to compute net income per share attributable to common shareholders:
Basic	81,373,292	86,648,439	82,399,716	82,760,081
Diluted	91,938,225	100,396,074	93,140,273	94,580,493

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net income	15,030	56,817	150,914	146,954
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation, amortization and impairment	3,297	3,153	9,820	9,152
Other long-term assets	(2,706)	–	(8,745)	–
Share-based payment	6,452	4,300	16,854	12,132
Evaluation of liabilities	(2,115)	(5,351)	(1,408)	3,963
Revaluation of fair value of cryptoassets and counterparties	(93,257)	(70,661)	(24,424)	(84,795)
Non-cash revenue from staking and blockchain rewards	(5,910)	(10,336)	(17,422)	(27,090)
Non-cash costs from staking and blockchain rewards	3,882	7,033	11,580	18,552
Finance and other expenses, net	6,039	2,559	6,866	8,351
Taxes on income, net	3,886	11,987	30,694	28,010
	(80,432)	(57,316)	23,815	(31,725)
Changes in asset and liability items:
Decrease (increase) of counterparties	143,046	48,376	(11,884)	8,543
Decrease (increase) of cryptoassets	(18,767)	11,270	(10,399)	28,595
Increase of other receivables and prepaid expenses	(3,494)	(6,342)	(12,246)	(13,953)
Decrease (increase) of restricted cash	(115)	(99)	(4,639)	36
Increase (decrease) of accounts payable	2,084	1,196	(862)	564
Increase (decrease) of user and omnibus accounts, net	(25,737)	1,983	32,997	75,588
Increase (decrease) of accrued expenses and other payables	(1,370)	(3,422)	16,063	(1,406)
Increase (decrease) of employee benefit liabilities, net	7	(498)	2	(461)
	95,654	52,464	9,032	97,506
Interest paid, net during the period	(641)	(4,385)	(2,819)	(6,761)
Taxes paid, net during the period	(8,111)	(5,667)	(16,261)	(13,383)
Net cash provided by operating activities	21,500	41,913	164,681	192,591
Cash flows from investing activities:
Increase of short-term deposits	(273,926)	(24,000)	(650,092)	(245,000)
Decrease of short-term deposits	197,953	93,000	511,674	179,000
Increase of long-term investments	(9,000)	–	(13,500)	(500)
Purchase of property and equipment	(257)	(1,785)	(3,872)	(3,066)
Purchase of intangible assets	(100)	(230)	(505)	(623)
Business combination	–	–	(15,551)	–
Net cash provided by (used in) investing activities	(85,330)	66,985	(171,846)	(70,189)
Cash flows from financing activities:
Exercise of options	1,585	297	11,124	3,730
Repayment of lease liability	(1,581)	(1,122)	(4,487)	(3,340)
Issuance of class A common share upon initial public offering, net of underwriting discounts, commissions and other issuance costs	–	(875)	–	377,943
Purchase of treasury shares	–	–	(189,108)	–
Net cash provided by (used in) financing activities	4	(1,700)	(182,471)	378,333
Exchange differences on balances of cash and cash equivalents	(763)	(1,591)	(1,678)	17,337
Increase (decrease) in cash and cash equivalents	(64,590)	105,607	(191,314)	518,072
Cash and cash equivalents at beginning of period	945,916	987,860	1,072,641	575,395
Cash and cash equivalents at end of period	881,327	1,093,467	881,327	1,093,467

Non-GAAP Financial Metrics and Key Performance Indicators

This press release and the accompanying tables contain financial measures that are not calculated in accordance with International Financial Reporting Standards (“GAAP”) metrics, including Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS. The inclusion of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. etoro believes these non-GAAP financial measures provide important supplemental information to management regarding financial and business trends used in assessing its results of operations. etoro believes excluding specified items provides a more meaningful comparison to the corresponding reporting periods and internal budgets and forecasts, assists investors in performing analysis that is consistent with financial models developed by investors and research analysts, provides management with a more relevant measure of operating performance and is more useful in assessing management performance.

etoro urges its investors to review the reconciliations of the non-GAAP financial measures included in this press release to the most directly comparable GAAP financial measure set forth herein, and not to rely on any single financial measure to evaluate its business.

This press release includes key performance indicators that etoro’s management uses to help evaluate the business, measure its performance, identify trends, prepare financial projections and make business decisions. etoro’s key performance indicators include Funded Accounts, Assets Under Administration and Net Contribution. Definitions of performance indicators can be found in this press release.

ETORO GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	15,030	56,817	150,914	146,954
Finance expense, net	1,734	2,559	4,952	8,351
Taxes on income	3,886	11,987	30,694	28,010
Share-base payment expense	6,467	4,300	16,901	12,132
Depreciation, amortization, and impairment	3,293	3,153	9,820	9,151
Employee non-cash expense	1,601	22	7,048	7,063
Transaction related cost	–	421	–	10,891
Other expenses (income), net	2,189	(1,351)	505	7,497

Adjusted EBITDA	34,200	77,908	220,834	230,049

ETORO GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited
Net income	15,030	56,817	150,914	146,954
Share based compensation and ESPP	6,467	4,300	16,901	12,132
Amortization of intangible assets	949	862	2,714	2,547
Employee non-cash expense (5 years)	1,601	22	7,048	7,063
Transaction related cost	–	421	–	10,891
Other expenses (income), net	2,189	(1,351)	(465)	7,497
Adjusted net income before tax	26,236	61,071	177,112	187,084
Tax impact	(2,302)	(741)	(4,428)	(6,424)
Adjusted net income	23,934	60,330	172,684	180,660

Basic Shares Outstanding	81,373,292	86,648,439	82,399,716	82,760,081

Diluted Shares Outstanding	91,938,225	100,396,074	93,140,273	94,580,493

Basic Non-GAAP EPS	0.29	0.70	2.10	2.18

Diluted Non-GAAP EPS	0.26	0.60	1.85	1.91

Basic GAAP EPS	0.18	0.66	1.83	1.78

Diluted GAAP EPS	0.14	0.53	1.59	1.55

Definitions of Certain Metrics

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial metric that we define as net income adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation, amortization, and impairment, employee non-cash expense, transaction costs and other expenses (income), net.

Adjusted EBITDA Margin: Adjusted EBITDA Margin is a non-GAAP financial metric that we define as Adjusted EBITDA dividing by Net Contribution

Adjusted Diluted Earnings Per Share (Adjusted diluted EPS): Adjusted diluted EPS is a non-GAAP financial metric and is calculated by dividing the Adjusted Net Income attributable to common shareholders by the diluted shares outstanding during the period. Adjusted diluted EPS excludes the impact of the same non-recurring or non-operational items to provide investors with a normalized measure of profitability on a per-share basis.

Adjusted Net Income: Adjusted Net Income is calculated by adjusting net income to exclude share-based compensation and ESPP expense, amortization of intangible assets, employee non-cash expense, transaction related costs, and other expenses (income), in each case net of the related tax impact.

Assets under administration (AUA): AUA reflects the aggregate fair value of assets held by users within the platform, including those held by third-party partners for execution or custody services, categorized as follows:

●	Crypto: Includes all cryptocurrencies and users’ crypto assets held in etoro digital wallets.

●	Equities: Includes stocks, ETFs, and assets managed under the Spaceship program.

●	Cash: Includes customers’ uninvested cash (e.g., cash balances, eMoney balances, in-process cashouts), as well as cash used for margin or posted as collateral for leveraged positions.

Funded Accounts: Funded Accounts are users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested). Funded Accounts represent the deepest level of our user acquisition funnel and are the users from whom we generate total commission.

Interest Earning Assets: Interest Earning Assets are the average monthly balances of users’ cash balances, corporate cash, users’ total leveraged positions and stakeable cryptoassets.

Invested amount per trade: The total invested amount divided by the total number of trades. For reporting purposes, we present this measure separately for capital markets (equities, commodities, and currencies) and for cryptoassets, in order to highlight trends across the two categories, given their unique characteristics.

Net Contribution: Net Contribution reflects Total revenue and income, less the Cost of revenue from cryptoassets and Margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations.

Net Contribution consists of the following five components, each representing revenue or income divided across our products based on the distinct patterns upon which we monetize users’ activity on the platform. We evaluate the performance of our business and our success in both diversification and risk management across these five components:

●	Net Trading Contribution (Equities, Commodities and Currencies) is equal to our Net trading income from equities, commodities and currencies.

●	Net Trading Contribution (Cryptoassets) is equal to Revenue from cryptoassets plus Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets, excluding the net contributions from blockchain rewards and staking activity.

●	Net Interest Contribution represents Net interest contribution from users plus Other interest income plus the net contributions of staking activity, less Margin interest expense.

●	eToro Money comprises the vast majority of our Currency conversion and other income. It represents the income earned from our money management services, including currency conversions, withdrawals, interchange on our debit card, transfers of cryptoassets, and fees relating to our cryptoasset wallet services.

●	Subscriptions and Other is the remainder of Currency conversion and other income not attributable to eToro Money plus the net contributions of blockchain rewards.

Net Income: Net income represents the company’s total earnings or profit for a given period, calculated as total revenue minus all expenses, including operating costs, depreciation, interest, taxes, and other income or expenses. It reflects the company’s overall profitability according to GAAP standards.

Total Money Transfers: Total money transfers are the cumulative value across the respective period of user deposits, withdrawals, and cross-currency trade funding via eToro Money IBAN.

Trades: Trades represent the total number of orders that were placed by users and executed during the applicable period. Trades include self-directed and copy trades, and each trade reflects either the opening or closing of a position by a user.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook, market positioning, development plans, growth strategy, the development, launch and anticipated benefits of new products, features and partnerships, the anticipated benefits of our products to users, our capital allocation priorities, the implementation and anticipated benefits of the share repurchase program, and our plans to expand our geographic footprint including through the LB Finanzas acquisition and enter new markets. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, though not all forward-looking statements contain such words. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond eToro’s control. eToro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or add new users; extreme competition; changes in the regulatory and legal framework under which we operate; regulatory inquiries and investigations; the outcome of pending and future litigation and regulatory proceedings; our estimates of our financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to our operations in Israel, including the ongoing war; risks related to data security and privacy and use of Open Source Software (“OSS”); risks related to artificial intelligence (“AI”); the ability to maintain the listing of our securities on Nasdaq; changes in general economic or political conditions; changes to accounting principles and guidelines; unexpected costs or expenses; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 2, 2026, as such factors may be updated from time to time in eToro’s filings with the SEC, which are, or will be, accessible on the SEC’s website at www.sec.gov.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent eToro’s views as of the date of this press release. eToro anticipates that subsequent events and developments will cause its views to change. Except as required by law, eToro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing eToro’s views as of any date subsequent to the date of this press release.

Financial figures refer to the consolidated results of eToro Group Ltd, inclusive of its U.S.-based subsidiaries and affiliates (eToro USA LLC, eToro NY LLC, eToro USA Securities Inc, eToro USA Advisers Inc). Availability of products and features discussed may vary by jurisdiction.

Source: eToro Group Ltd.